RAIT Financial Trust

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

December 12, 2012

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attn: Daniel L. Gordon, Branch Chief

Re:	RAIT Financial Trust

Form 10-K for the year ended December 31, 2011

Filed February 24, 2012

File No. 001-14760

Dear Mr. Gordon:

On behalf of RAIT Financial Trust (“RAIT”), this letter is to respond to your comment letter dated December 4, 2012 concerning the above-referenced filing. For your convenience, we first restate your comment in italics and then provide RAIT’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 24, 2012

Liquidity and Capital Resources, page 63

1.	In future filings, please discuss your dividends and distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the dividends and distributions for any period, disclose the dollar amount of the deficiency and the alternative source of cash used to fund the dividends and distributions. Alternative sources would include such items as borrowings from related parties, bank borrowings, proceeds from divestitures of properties, proceeds from equity offerings etc.

Response: RAIT will provide the requested disclosure in future filings.

Consolidated Statements of Operations, page 82

2.	We note your disclosure on page 86 that you discontinued the presentation of net interest margin within total revenue and have now classified interest expense as a component of expenses. We note that your investment in mortgages and loans, and interest income and expense are still material to the financial statements. Please tell us what consideration you gave to continue following the guidance of Article 9 of Regulation S-X and Industry Guide 3, including the presentation of net interest income and net interest income after provision for loan losses in your statements of operations. SAB Topic 11K (FASB ASC 942-10-S99-4) notes that although Article 9 and Guide 3 applies literally only to bank holding companies, the information required by the guidance may be material and relevant to the businesses of other registrants particularly ones with material lending and deposit activities.

Response: We discontinued the presentation of net interest margin as a component of total revenue in 2011 after determining that significant changes in our business and investment strategies would be better communicated to our investors by using an alternative presentation classifying interest expense as a component of expenses.

In discontinuing this presentation, we considered the guidance of Article 9 of Regulation S-X, Industry Guide 3 and SAB Topic 11K (FASB ASC 942-10-S99-4) and concluded that, as described below, the information it called for would not be as relevant to describing our business as the alternative presentation we initiated. In this response we will discuss how the historical development of RAIT’s business reduced the relevance of this guidance to RAIT and some issues we considered when evaluating whether to continue to follow it.

Prior to its acquisition of Taberna Realty Finance Trust (“Taberna”) in December 2006, RAIT followed the current presentation of reporting total interest expense as a component of operating expenses. Since inception, RAIT was a mezzanine lender and not a “net spread” lender. Typically spread lenders utilize high leverage in order to meet their target return thresholds. Taberna was a spread lender that used significant leverage to finance its unsecured corporate loan investments. Taberna owned multiple securitized debt portfolios (8 CDO securitizations and 6 residential mortgage securitizations) which represented more than 75% of RAIT’s total assets, revenue, interest income and related expenses, as compared with RAIT’s traditional lending lines of business. Accordingly, RAIT changed to the net interest margin presentation format in its 2006 Annual Report on Form 10-K.

There were two major changes in our investment portfolios beginning in 2009. First, RAIT effectively “exited” the historical Taberna line of business in 2009 when it sold six of the eight CDO securitizations and all of its residential mortgage securitizations. Secondly, a substantial amount of RAIT’s loans were converted to owned property. Prior to 2009, RAIT had financed most of its real estate loans through two consolidated securitization financings. However, several real estate backed loans that served as collateral for these financings started to default or show signs of impending default. In these instances, we communicated with the respective borrowers that RAIT was no longer a “lender” on a loan-to-value basis. In those cases where the borrower was unable or unwilling to pay down the real estate loan to an appropriate loan-to-value level, RAIT arranged to transfer fee title to the property to RAIT. From 2009 through 2012, approximately $1.0 billion of RAIT’s real estate loans were converted to real estate owned by RAIT due to these transfers. Upon conversion from “loan” to “owned,” the existing real estate loan remained outstanding and continued to collateralize RAIT’s consolidated securitizations.

Due to these two major changes in our investment portfolios, in 2011 we re-evaluated our consolidated income statement presentation to determine whether or not net interest margin effectively presented the operating performance of the business. Specifically, since a significant portion of RAIT’s consolidated securitizations now financed rental real estate (approximately 45% at December 31, 2011) and not interest bearing assets, we believed it would be more appropriate to show all interest cost together as a single interest expense in operating expenses.

In considering whether to continue to follow the guidance of Article 9 of Regulation S-X, we evaluated whether or not we could appropriately “allocate” interest cost between the respective real estate loans and rental real estate in order to preserve some elements of the net interest margin presentation. Due to a variety of factors, we concluded that it was not appropriate to “allocate” interest expense amongst various categories of our income statement. Some of the factors considered were:

(a)	Presenting total interest income less total interest expense would not be a fair representation of a net interest margin. As discussed above, a significant portion of our interest expense is associated with non-interest bearing assets.

(b)	Allocating interest cost on interest bearing liabilities between interest bearing assets and non-interest bearing assets could distort net interest margins because:

(1)	The securitization liabilities are tranched with each tranche bearing a different interest cost, with virtually no ability to link a specific tranche of CDO liability to that of an owned real estate asset or real estate loan.

(2)	When the under-performing loans were converted to owned real estate, they were adjusted to their fair value which was typically less than the original loan amount. Allocating interest cost based on the proportion of loans to (i) owned real estate using their fair value or (ii) owned real estate using the original loan balance would result in two different allocations of interest cost.

(3)	A portion of the CDO liabilities were hedged using interest rate swaps and an allocation based on the proportion of loans to owned real estate would not reflect economic reality nor the match-funded aspects of the CDO securitizations. Considering the low interest rate environment we have today, the periodic cash cost of the interest rate hedges are the most significant component of our recorded interest expense. For the year ended December 31, 2011, the interest cost associated with interest rate hedges was 44% of our consolidated interest expense. The interest rate swaps that were used are “macro” interest rate swaps whereby large mismatches between fixed rate assets and floating rate liabilities were “fixed” hedged at once, not through individual smaller swaps. Allocating the cost of these interest rate swaps would distort any concept of net interest margin as the hedges are large macro swaps not identifiable to individual assets.

We switched away from the presentation of net interest margin in 2011 when (i) the size of our owned real estate portfolio grew to a substantial portion of our business and (ii) the historical periods when net interest margin was significant were no longer as relevant considering the changes to our business and investment strategies in 2009 and 2010. We started our current presentation of presenting interest income and interest expense gross with our Form 10-Q for the three months ended March 31, 2011. Switching this presentation earlier (i.e. during 2010 or even 2009) would distort the historical periods (2009, 2008, etc.) when net interest margin was a large component to our business and investment strategies.

For the foreseeable future, we expect to continue to invest in owned real estate and that the revenue from our owned real estate portfolio will continue to grow as a percentage of our total revenue.

We respectfully submit that the current presentation of RAIT’s income statement provides more relevant and clear information to investors with respect to RAIT’s current business than our previous presentation did. We propose to continue to use the current presentation.

Note 5: Investment in Real Estate, page 98

3. Please tell us how you considered the disclosure required by ASC 840-20-50-4 relating to minimum future rentals on noncancelable leases.

Response: RAIT’s portfolio of owned real estate is primarily multi-family properties where typical leases are for periods of one-year or less. As such, the minimum rental disclosures for our office and retail properties were not viewed as material to an investor. RAIT did provide similar disclosure on page 40 of its Annual Report on Form 10-K to educate investors about our office and retail properties and will provide the minimum rental disclosures on our office and retail properties in our future annual reports filed as proscribed by ASC 840-20-50-4.

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With regard to the Forms discussed above, RAIT acknowledges the following:

•	RAIT is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	RAIT may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (215) 243-9000.

Very truly yours,

/s/ James J. Sebra
Name:	James J. Sebra
Chief Financial Officer and Treasurer